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Exhibit 23 - Consent of Independent Auditors



The Board of Directors
Southwest Securities Group, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-86234) on Form S-8 of Southwest Securities Group, Inc. of our report dated July 27, 1999, except as to the second paragraph of Note 19 which is as of August 6, 1999 and Note 18 which is as of August 10, 1999, relating to the consolidated statements of financial condition of Southwest Securities Group, Inc. and subsidiaries as of June 25, 1999 and June 26, 1998, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 25, 1999, and related schedule, which report appears in the June 25, 1999, annual report on Form 10-K of Southwest Securities Group, Inc.



KPMG LLP

Dallas, Texas
September 23, 1999